

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2009

Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
4 Duke Place
Norwalk, CT 06854

      Re: **Bolt Technology Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed September 12, 2008
              Definitive Proxy
              Filed October 24, 2008
              File No. 1-12075

Dear Mr. Espeso:

We have reviewed your annual report on Form 10-K and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Major Customers, page 5

1. Please revise to disclose the material terms of your agreements with those customers that accounted for 10% or more of your consolidated sales. In addition, please file your agreements with these customers, or tell us why these do not need to be filed.

<u>Quantitative and Qualitative Disclosures about Market Risk, page 20</u>

2. Please provide us with an analysis as to your conclusion that you are not subject to any market risks. For example, provide us with an analysis as to your potential exposure to credit risk, commodity price risk, and foreign exchange rate risk.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 6 – Inventories, page F-13</u>

3. Explain to us, in greater detail, how your inventory valuation reserve has been determined. In connection with this, explain how you define "slow moving" inventory. Also, provide the current quantity and five-year sales history of inventory for which you have more than a five-year supply or which has been unsold for five years. As part of your response, provide a detailed analysis showing how the reserve was determined as of June 30, 2008 and as of the most recent interim period available.

<u>Note 13 – Segment and Customer Information, page F-20</u>

4. Tell us the factors used to identify your reportable segments and whether operating segments have been aggregated. To the extent that segments have been aggregated, explain how you have considered the criteria of SFAS 131, par. 17. To the extent that operating segments have not been aggregated, explain how you determined that you operate in a single segment. In this regard, we note the discussion of "Bolt", "A-G" and "RTS" in <u>*Note 1 – Description of Business and Significant Accounting Policies*</u>, as well as the discussion of your products appearing on page 2, in your Business section. As part of your response, identify for us your CODM and provide a copy of recent reports reviewed by your CODM in connection with making resource allocation decisions and assessing performance. For further guidance, see SFAS 131, paragraphs 10, 17, and 26.

5. We note that you report over $3 million in sales to "Other" countries. Please tell us which countries are included in this category. We may have further comments.

<u>Definitive Proxy Filed October 24, 2008</u>

6. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Election of Directors, page 5

7. Please provide the entire five year biography required by Item 401(e) of
    Regulation S-K for each director and executive officer. In this regard, for
    example, we note that it is unclear what Messrs. Kabureck and Ryan have done
    since they each retired in 2001.

Executive Compensation, page 13

8. You state that "[t]he Compensation Committee seeks to maintain base salaries for
    the Company's executive officers at levels that the Compensation Committee,
    based on its experience, believes are competitive with the compensation of
    executive officers with similar responsibilities in similarly situated companies."
    It appears, then, that you benchmark your compensation. Please identify the
    companies that comprise the "similarly situated companies" that the
    Compensation Committee considers. See Item 402(b)(xiv) of Regulation S-K and
    Compliance and Disclosure Interpretations Question 118.05, found at
    www.sec.gov.

9. You state that "[p]rior to the end of the Company's fiscal year, the Compensation
    Committee receives a recommendation from the Chief Executive Officer with
    respect to discretionary bonuses for the Named Executive Officers for the fiscal
    year based, in part, on management's preliminary estimate of the Company's
    financial results for that fiscal year." Disclose whether the CEO makes a
    recommendation regarding his discretionary bonus, and specifically how the
    discretionary bonus and other components of the compensation of the CEO are
    determined.

10. Please expand your disclosure to explain any material differences in each named
    executive officer's pay. For example, please discuss in better detail why Mr. Soto
    received a discretionary cash bonus and stock and option awards that were equal
    to several multiples of that received by the other named executive officers.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Carroll at (202) 551-3362, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief.